UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2015

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2015 first quarter ended March 31, 2015.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) March 31,	(Audited) December 31,
	2015	2014
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	550,321	528,527
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2014 and March 31, 2015, respectively	275,848	278,553
Inventories	88,171	96,030
Deposits, prepayment and other receivables	65,633	50,204
Total current assets	979,973	953,314

Property, plant and equipment, net	284,608	283,500
Prepaid lease payments, net	19,310	19,692
Deferred tax assets	16,277	14,212
Intangible assets	438	438
Total assets	1,300,606	1,271,156
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	21,429	21,429
Trade payables	110,540	125,854
Other payables and accruals	105,105	103,576
Dividend payables	20,183	-
Tax payable	62,132	58,736
Total current liabilities	319,389	309,595

Bank borrowings	28,571	28,571
Total liabilities	347,960	338,166

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	14,981	10,137
Retained earnings	911,515	896,703
Total shareholders’ equity	952,646	932,990

Total liabilities and shareholders’ equity	1,300,606	1,271,156

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2015	2014
	HK$	HK$

Revenues	292,892	274,253
Cost of revenues	(218,926)	(208,547)
Gross profit	73,966	65,706

Operating income/(expenses), net
Selling, general and administrative expenses	(32,361)	(29,850)
Other income	297	57
Gain on disposal of a subsidiary	-	32,162
Written-off of property, plant and equipment	(433)	(440)
Gain on disposal of property, plant and equipment	137	188
Total operating (expenses)/income, net	(32,360)	2,117

Income from operations	41,606	67,823

Interest income	651	167
Interest expense	(313)	(420)
Income before income tax expense	41,944	67,570

Income tax expense	(6,949)	(6,005)
Net income	34,995	61,565

Other comprehensive income/(expenses)
Foreign currency translation adjustment	4,844	(2,151)
Comprehensive income attributable to Plastec Technologies, Ltd.	39,839	59,414

Net income per share:

Weighted average number of ordinary shares	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128

Basic income per share attributable to Plastec Technologies, Ltd.	HK$2.7	HK$4.8

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$2.7	HK$4.8

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2013 and at January 1, 2014	12,938,128	101	26,455	17,901	759,157	803,614

Net income for the year	-	-	-	-	167,821	167,821
Dividend paid	-	-	-	-	(30,275)	(30,275)
Warrants repurchases	-	-	(406)	-	-	(406)
Cumulative translation adjustment	-	-	-	(7,764)	-	(7,764)
Balance at December 31, 2014 and at January 1, 2015	12,938,128	101	26,049	10,137	896,703	932,990

Net income for the period	-	-	-	-	34,995	34,995
Dividends declared	-	-	-	-	(20,183)	(20,183)
Cumulative translation adjustment	-	-	-	4,844	-	4,844
Balance at March 31, 2015	12,938,128	101	26,049	14,981	911,515	952,646

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended March 31,
	2015	2014
	HK$	HK$
Operating activities
Net income	34,995	61,565
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,862	28,550
Gain on disposal of a subsidiary	-	(32,162)
Loss on written-off of property, plant and equipment	433	440
Gain on disposal of property, plant and equipment	(137)	(186)
Deferred tax charge	(1,335)	(985)
Changes in operating assets and liabilities:
Trade receivables	2,705	31,871
Inventories	7,859	15,519
Deposits, prepayment and other receivables	(15,431)	(5,513)
Trade payables	(15,315)	(17,449)
Other payables and accruals	1,530	(20,308)
Tax payables	3,397	6,990
Net cash provided by operating activities	43,563	68,332

Investing activities
Purchase of property, plant and equipment	(27,882)	(8,925)
Proceeds from disposal of a subsidiary	-	46,052
Proceeds from disposal of property, plant and equipment	1,269	220
Deposits for purchase of property, plant and equipment	-	(2,517)
Net cash (used in)/provided by investing activities	(26,613)	34,830

Financing activities
Net repayment of bank borrowings	-	(4,297)
Net cash used in financing activities	-	(4,297)

Effect of exchange rate changes on cash and cash equivalents	4,844	(2,955)

Net increase in cash and cash equivalents	16,950	98,865
Cash and cash equivalents, beginning of period	528,527	348,901
Cash and cash equivalents, end of period	550,321	444,811

Supplementary disclosures of cash flow information:
Interest received/(paid), net	338	(254)
Income taxes paid	4,888	-

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the first quarter ended March 31, 2015 compared to the first quarter ended March 31, 2015

We recorded an approximately 6.8% increase in revenue for the first quarter ended March 31, 2015 to HK$292.9 million compared to the corresponding period in the prior year. The increase in revenue was primarily a result of our continued focus on soliciting new orders from existing customers as well as new customers.

Our gross profit increased by approximately 12.6% to HK$74.0 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to better margins on our products compared to the corresponding period in the prior year, and also our on-going efforts in streamlining our manufacturing operation and process. Gross profit margin improved to 25.3% from 24.0% compared to the corresponding period in the prior year.

We recorded an approximately 37.9% decrease in income before income tax expenses for the first quarter ended March 31, 2015 to HK$41.9 million compared to the corresponding period in the prior year. The decrease was mainly attributable to a one-off gain on disposal of a subsidiary for HK$32.2 million recorded in the corresponding period in the prior year. Excluding the effect of this prior corresponding period one-off transaction, our normal operating income before income tax actually increased by approximately 18.5% instead.

Income tax expense was HK$6.9 million compared to HK$6.0 million in the corresponding period in the prior year, arising from an increased normal operating income. Excluding the effect of the aforesaid prior corresponding period one-off transaction, our effective income tax rate was 16.6% compared to 17.0% in the corresponding prior year period and our net income after tax was HK$35.0 million, an increase by approximately 19.0% compared to the corresponding period in the prior year.

Balance sheet positions as at March 31, 2015 compared to December 31, 2014

Total assets increased by HK$29.4 million or approximately 2.3% to HK$1,300.6 million as of March 31, 2015 compared to HK$1,271.2 million as of December 31, 2014. This increase was mainly attributed to a HK$21.8 million increase in cash and cash equivalent and a HK$15.4 million increase in deposits, prepayment and other receivables, against a HK$7.9 million decrease in inventories.

Total liabilities increased by HK$9.8 million or approximately 2.9% to HK$348.0 million as of March 31, 2015 compared to HK$338.2 million as of December 31, 2014. This increase was mainly attributable to a HK$20.2 million dividend payable and a HK$3.4 million increase in tax payable, against a HK$15.3 million decrease in trade payables.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the three months ended March 31, 2015, we recorded HK$17.0 million cash inflow as compared to HK$98.9 million cash inflow in the same corresponding period in the prior year, which included HK$46.1 million proceeds from the disposal of a subsidiary in that prior period.

We generated HK$43.6 million cash inflow from operating activities as compared to HK$68.3 million cash inflow in the same corresponding period in the prior year. Net cash used in investing activities was HK$26.6 million compared to net cash inflow of HK$34.8 million in the corresponding period in the prior year which included HK$46.1 million proceeds from the disposal of a subsidiary.

Cash and cash equivalent amounted to HK$550.3 million as of March 31, 2015, which we utilized to settle the dividend payables of HK$20.2 million, as declared in April 2015, in May 2015.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By: /s/ Kin Sun Sze-To

Name: Kin Sun Sze-To

Title:  Chief Executive Officer

Dated: May 12, 2015